FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of July, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1)	an announcement on the 2010 Second Extraordinary General Meeting of Huaneng Power International, Inc. (the “Registrant”);

2)	an announcement on the 2010 Second Class Meeting for Holders of H Shares;

3)	an announcement on Proxy Form for the 2010 Second Extraordinary General Meeting;

4)	an announcement on Reply Slip for the 2010 Second Extraordinary General Meeting;

5)	an announcement on Proxy Form for the 2010 Second Class Meeting for Holders of H Shares;

6)	an announcement on Reply Slip for the 2010 Second Class Meeting for Holders of H Shares; and

7)	an announcement on Revised Proposal Regarding the Issue of New A Shares and New H Shares;

each  made by the Registrant on July 27, 2010.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NOTICE OF THE 2010 SECOND EXTRAORDINARY GENERAL MEETING

Notice is hereby given that the 2010 second extraordinary general meeting ("Extraordinary General Meeting") of Huaneng Power International, Inc. (the "Company") will be held at 2:00 p.m. on 10 September 2010 at the headquarters of the Company at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the following resolutions:

RESOLUTIONS (Note 1)

1.	To consider and approve each of the following, by way of special resolutions, in relation to the Revised Proposal Regarding the New A Share Issue and the New H Share Issue by the Company (Note 2):

	1.1	Class of shares and nominal value per share (Note 3)

	1.2	Method of issuance (Note 4)

	1.3	Target subscribers (Note 5)

	1.4	Method of subscription (Note 6)

	1.5	Number of shares to be issued (Note 7)

	1.6	Price determinate date (Note 8)

	1.7	Subscription price (Note 9)

	1.8	Adjustment to the number of shares to be issued and the subscription price (Note 10)

	1.9	Lock-up period(s) (Note 11)

	1.10	Listing of shares (Note 12)

	1.11	Use of proceeds (Note 13)

	1.12	Arrangement regarding the accumulated undistributed earnings (Note 14)

	1.13	The relationship between the New A Share Issue and the New H Share Issue (Note 15)

	1.14	Validity period of these resolutions (Note 16)

2.	To consider and approve, by way of special resolution, the resolution regarding the signing of the Supplemental Agreements to the Subscription Agreements with designated investors (Note 17).

3.	To consider and approve, by way of ordinary resolution, the resolution that the Company meets with the conditions for New A Share Issue (Note 18).

4.
To consider and approve, by way of special resolution, the resolution regarding the general authorisation from the general meeting to the board of directors to process all related matters incidental to the Revised Proposal Regarding the New A Share Issue and the New H Share Issue (Note 19).

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

27 July 2010

Notes:

1.
In this Notice, unless the context otherwise requires, terms used herein shall have the same meanings as in the announcement on the Revised Proposal Regarding the Issue of New A Shares and New H Shares Connected Transactions (Original Proposal) dated 26 July 2010 (the "Announcement") issued by the Company. For purposes of this Notice, the terms "New A Share Issue", "New H Share Issue", "New

Issue", "A Shares Subscription Agreement" and "H Shares Subscription Agreement" used herein shall mean "New A Share Issue (Revised Proposal)", "New H Share Issue (Revised Proposal)", "New Issue (Revised Proposal)", "Original A Shares Subscription Agreement" and "Original H Shares Subscription Agreement", respectively, as defined in the Announcement.

2.
The 8th Meeting of the Sixth Session of the Board convened by the Company on 15 January 2010 and the 2010 First Extraordinary General Meeting, the 2010 First Class Meeting for Holders of A Shares and the 2010 First Class Meeting for Holders of H Shares convened by the Company on 16 March 2010 approved the New A Share Issue (Original Proposal) and the New H Share Issue (Original Proposal) . Due to the changes in the market environment, the Company has decided to proceed with the revision to the New A Share Issue (Original Proposal) and the New H Share Issue (Original Proposal) (comprising mainly the adjustments to the lowest subscription price for the new A Shares, the subscription price for the new H Shares and the maximum number shares to be issued out of the New Issue).

3.
The Shares to be issued from the New A Share Issue are the listed domestic RMB denominated ordinary shares (A Shares) of the Company, with a par value of RMB1.00 each. The Shares to be issued from the New H Share Issue are the overseas listed foreign invested ordinary shares (H Shares) of the Company, with a par value of RMB1.00 each.

4.	The method of subscription under the New A Share Issue and the New H Share Issue will be by way of non-public placement to designated investors.

Issuance under the New A Share Issue shall take place at the right timing within 6 months from obtaining the necessary approvals from the CSRC.

5.
Target investors of the New A Share Issue include not more than 10 designated investors including Huaneng Group. Apart from Huaneng Group, the other designated investors will be decided by the Company on book-building basis following the obtaining of the approvals for the New A Share Issue from the CSRC.

The target investor of the New H Share Issue shall be Hua Neng HK.

6.	All target subscribers of the New A Share Issue and the New H Shares shall subscribe in cash.

7.	(1) Number of A Shares to be issued

The total shares to be issued under the New A Share Issue will not exceed 1,500 million shares. The total shares to be issued will be decided by the Company and the lead underwriter of the New A Share Issue, depending on the subscription rate by the designated investors.

If the total shares to be issued under the New A Share Issue amounts to 1,500 million shares, 500 million new A Shares of which will be issued to Huaneng Group, with the remaining 1,000 million new A Shares to be issued to other designated investors. If for whatever reason the total shares to be issued out of the valid subscription of the New A Share Issue to other designated investors are less than 1,000 million shares, the number of A Shares to be issued to Huaneng Group shall correspondingly be adjusted on a pro rata basis.

	(2)	Number of H Shares to be issued

If the total shares to be issued under the New A Share Issue amounts to 1,500 million shares, then the total shares to be issued under the New H Share Issue will be 500 million shares. If the total shares to be issued under the New A Share Issue are less than 1,500 million shares, the number of H Shares to be issued out of the New H Share Issue shall correspondingly be adjusted on a pro rata basis.

8.
The price determination date ("Price Determination Date") of the New A Share Issue shall be the date on which the resolution of the 11th Meeting of the Sixth Session of the board of directors of the Company was announced (i.e. 27 July 2010).

9.
The subscription price per new A Share pursuant to the New A Share Issue shall be not less than RMB5.57, i.e. not less than 90% of the average trading price per A Share as quoted on the Shanghai Stock Exchange for the twenty trading days immediately prior to the Price Determination Date. The subscription price in concrete terms shall be ascertained on the bidding basis following the obtaining of approvals and decided by the Company and the lead underwriter of the New A Share Issue, depending on the subscription rate by designated investors pursuant to the New A Share Issue and the principle of priority in pricing. Huaneng Group will not participate in the bidding process for the New A Share Issue and the subscription price of Huaneng Group shall be the same as that of other investors who have participated in the New A Share Issue.

Having taken into consideration the fluctuation of the overall Hong Kong and A Share stock markets since this year, and the share performance of the Company’s A shares and H shares, and after consultation with Huaneng Group and Hua Neng HK, the subscription price per new H share pursuant to the New H Share Issue shall be based on the average trading price per H share as quoted on the Stock Exchange for the twenty trading days immediately prior to the Price Determination Date (i.e. HK$4.59 per share), with a share price premium of 3% (i.e. at HK$4.73 per new H Share).

10.
If the Company carries out any distribution of equity interest, conversion of shares from reserve fund or placing having the effect of ex-rights, ex-dividend, etc. during the period from the Price Determination Date to the date of issue, then the lowest subscription price of the New A Share Issue, the subscription price of the New H Share Issue and the maximum number of Shares to be issued shall be adjusted correspondingly.

11.
Huaneng Group shall not deal in or dispose of any of the new A Shares subscribed by it pursuant to the New A Share Issue within a period of 36 months from the completion of the New A Share Issue. Other designated investors shall not deal in or dispose of any of the new A Shares subscribed by each of them pursuant to the New A Share Issue within a period of 12 months from the completion of the New A Share

Issue.

Hua Neng HK shall covenant not deal in or dispose of any of the new H Shares subscribed by it pursuant to the New H Share Issue within a period of 12 months from the completion of the New Issue.

12.
Upon expiry of the lock-up period, the A Shares issued under the New A Share Issue will be traded on the Shanghai Stock Exchange. The H Shares issued under the New H Share Issue will be traded on the Hong Kong Stock Exchange.

13.	(1) An amount not exceeding RMB8.60 billion from the total proceeds out of the New A Share Issue is proposed to be used in the following projects:

				Proposed
				maximum
			Total	amount
		Installed	Investment	of proceeds
No.	Project Item	capacity	amount	to be invested
		(MW)	(in millions	(in millions
			of RMB)	of RMB)

1.	Gansu Ganhehou Second	199.5	2,037	1,450
	Wind Power Plant Project

2.	Gansu Qiaowan Second	201	2,047	1,460
	Wind Power Plant Project

3.	Gansu Qiaowan Third Wind Power	101	1,050	750
	Plant Project (North)

4.	Huaneng Kangbao Wind Power	49.5	525	370
	(49.5MW) Phase I Project

5.	Jiangsu Huaneng Jinling	1,000	5,160	220
	Power Plant Phase II Project
	(closing down smaller coal-fired
	generation units and replacing
	by larger generation units)

6.	Huaneng Fuzhou Power Plant	600	2,870	1,790
	Phase III (Unit No.5)
	Expansion Project

7.	Gansu Huaneng Pingliang Power Plant	2 x 600	4,350	260
	Phase II Expansion Project

8.	Hunan Huaneng Yueyang Power	600	2,536	200
	Plant Phase III Project
	(closing down smaller coal-fired
	generation units and replacing
	by larger generation units)

9.	Repayment of loans to	—	—	2,100
	financial institutions

For details of the projects relevant to the use of proceeds under the New A Share Issue, please refer to the Company’s feasibility report on the use of proceeds from the New A Share Issue published on the websites of the Shanghai Stock Exchange (www.sse.com.cn) and the Hong Kong Stock Exchange (www.hkex.com.hk).

If the Company has already used its internal fund or funds obtained from banks in the investment of part of the projects before the proceeds from this fund raising exercise becomes available, then the proceeds of the New A Share Issue, when available, will be used to repay relevant bank loans. If the actual amount of the proceeds raised is insufficient to satisfy all of the investment needs of the above projects, the deficiency shall be made up by bank loans or internal funds or other methods by the Company. If the actual amount of the proceeds raised is more than the aggregate of the investment requirements of above projects, the surplus shall be used to supplement the Company’s working capital.

(2)
The amount of the net proceeds from the New H Share Issue (after deducting the issuing expenses) is planned to increase the capital of SinoSing Power (Pte) Limited, an off-shore company which is wholly-owned by the Company, for development of the overseas business.

14.
Following the completion of the New A Share Issue and the New H Share Issue, the existing and new Shareholders of the Company shall be entitled to the accumulated undistributed earnings of the Company prior to the New Issue.

15.
The New A Share Issue and the New H Share Issue are inter-conditional upon each other, i.e. they will not be implemented if the approvals by the general meeting, class meetings and the CSRC cannot be obtained or the relevant government authorities have declined to grant their approvals to the matters relating to either the New A Share Issue or the New H Share Issue.

16.	All abovementioned resolutions shall be effective for 12 months from the date on which the relevant

	resolutions are passed at general meeting of the Company.

Each of the resolutions shall be subject to approval at the Company’s general meeting and separate class meetings. Upon obtaining approvals at the Company’s EGM and each Class Meetings, these resolutions shall replace the "Resolutions in relation to the New A Share and the New H Share" passed at the Company’s 2010 First Extraordinary General Meeting, 2010 First class Meeting for holders of A Shares and 2010 First Class Meeting for holders of H shares. These resolutions shall be implemented upon obtaining the approval from the CSRC and the implementation shall be based on the resolutions as ultimately approved by the CSRC.

17.	(1)	For further details regarding the Supplemental Agreement to the A Shares Subscription Agreement entered between the Company and Huaneng Group, please refer to the Announcement.

	(2)	For further details regarding the Supplemental Agreement to the H Shares Subscription Agreement entered between the Company and Hua Neng HK, please refer to the Announcement.

	(3)
Liu Guoyue (director) be authorised to make non-material changes to the Supplemental Agreement to the A Shares Subscription Agreement and the Supplemental Agreement to the H Shares Subscription Agreement according to actual circumstances and for purposes of preserving the maximum benefit of the Company. Once agreement is reached with Huaneng Group and Hua Neng HK, respectively, Liu Guoyue (director) be authorised to execute on behalf of the Company the Supplemental Agreement to the A Share Subscription Agreement, the Supplemental Agreement to the H Share Subscription Agreement and related documents.

18.
Through self-investigation and pursuant to the relevant requirements of laws and regulations such as the Company Law, the Securities Law of the People’s Republic of China, the Administrative Measures Regarding the Issuance of Securities by Listed Companies and the Implementation Rules Regarding the Placing of Securities by Listed Companies, the Board of the Company considered that following the relevant adjustments to the New A Share Issue, the Company still meets with the conditions for New A Share Issue.

19.
In order to effectively and orderly complete the New Issue, the following shall be submitted for authorisation at the shareholders’ meeting pursuant to the relevant provisions of the Company Law of the People’s Republic of China and the Securities Law of the People’s Republic of China and the Articles of Association of the Company: unless the board of directors of the Company decides otherwise, Huang Long (director) and Liu Guoyue (director) be authorised with full powers to deal with the matters in relation to this issue, namely:

	(1)
to formulate and implement the specific proposals of the New A Share Issue and New H Share Issue according to the actual circumstances, including but without limitation to deciding the timing of the issue, commencement and closing dates of the issue, target subscribes of the issue, number of shares to be issued and subscription price, etc;

(2)
subject to the applicable laws, if required by the regulatory departments or if changes occur in the policies related to the New A Share Issue and New H Share Issue or in the market conditions, to adjust the specific proposals of the New Issue except those matters which are required to be voted again at the general meeting according to the provisions of the relevant laws and regulations and Articles of Association and requirements of the regulatory departments;

(3)
subject to the applicable laws and according to the requirements of the relevant regulatory departments and actual circumstances and within the authorisation scope of the general meeting, to adjust the specific arrangements of this fund raising project, including but without limitation to: if the timing of receipt of the raised funds is inconsistent with the progress of the project examination, approval, filing or implementation, other funds may firstly be invested according to the actual circumstances and replaced after receipt of the raised funds. Upon receipt of the raised funds, the specific investment projects of the fund raising, priority and the specific investment amounts of each project shall be adjusted and finally decided according to the progress of examination, approval, filing or implementation of the investment projects financed by raised funds and the order of importance and urgency of the fund requirements;

(4)
upon completion of the New A Share Issue and New H Share Issue, to amend the relevant provisions of the Articles of Association in relation to matters including changes in the registered capital of the Company according to the actual circumstances of the issue and to deal with the registration of changes with the industrial and commercial departments;

	(5)	upon completion of the New A Share Issue and New H Share Issue, to deal with the relevant share registration, lock-up of Shares and listing matters;

	(6)	to establish special accounts for this fund raising;

	(7)	to take all necessary action to decide and deal with other specific matters related to the New A Share Issue and New H Share Issue to the extent permitted by the relevant laws and regulations.

The above authorisation shall be effective for 12 months from the date of approving these resolutions at the general meeting of the Company.

20.	Eligibility for attending the Extraordinary General Meeting

Holders of the Company’s foreign Shares whose names appear on the HK$ Dividend foreign Shares Register and/or the US$ Dividend foreign Shares Register maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by the Company at 4:30 p.m. on 20 August 2010 are eligible to attend the Extraordinary General Meeting.

21.	Proxy

	(i)	A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on behalf of him. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the Company and, in the case of holders of foreign shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

22.	Registration procedures for attending the Extraordinary General Meeting

(i)
A shareholder or his proxy shall provide proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)
Holders of foreign Shares and domestic shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 21 August 2010.

	(iii)	Shareholders may send the above reply slip to the Company in person, by post or by fax (Attn: The Securities Department).

23.	Closure of Register of Members

The register of members of the Company will be closed from 21 August 2010 to 10 September 2010 (both days inclusive).

24.	Other Businesses

	(i)	The Extraordinary General Meeting will not last for more than half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

	(ii)	The address of the share registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

1712-1716, 17/F., Hopewell Centre
183 Queen’s Road East

Wanchai
Hong Kong

(iii)	The business address of the Company is at:

Securities Department
Huaneng Power International, Inc.
Huaneng Building
4 Fuxingmennei Street
Xicheng District
Beijing 100031
The People’s Republic of China

	Telephone No.:	(+86)-10-6322 6593
(+86)-10-6322 6590
	Facsimile No.:	(+86)-10-6641 2321

(iv)	As at the date of this Notice, the directors of the Company are:

	Cao Peixi	Liu Jipeng
	(Executive Director)	(Independent Non-executive Director)
	Huang Long	Yu Ning
	(Non-executive Director)	(Independent Non-executive Director)
	Wu Dawei	Shao Shiwei
	(Non-executive Director)	(Independent Non-executive Director)
	Huang Jian	Zheng Jianchao
	(Non-executive Director)	(Independent Non-executive Director)
	Liu Guoyue	Wu Liansheng
	(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NOTICE OF THE 2010 SECOND CLASS MEETING
FOR HOLDERS OF H SHARES

Notice is hereby given that the 2010 second class meeting of holders of H Shares ("H Share Class Meeting") of Huaneng Power International, Inc. (the "Company") will be held at 2:45 p.m. on 10 September 2010 at the headquarters of the Company at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the following resolutions:

RESOLUTIONS (Note 1)
1.	To consider and approve each of the following, by way of special resolutions, in relation to the Revised Proposal Regarding the New A Share Issue and the New H Share Issue by the Company (Note 2):

	1.1	Class of shares and nominal value per share (Note 3)

	1.2	Method of issuance (Note 4)

	1.3	Target subscribers (Note 5)

	1.4	Method of subscription (Note 6)

	1.5	Number of shares to be issued (Note 7)

	1.6	Price determinate date (Note 8)

	1.7	Subscription price (Note 9)

	1.8	Adjustment to the number of shares to be issued and the subscription price (Note 10)

	1.9	Lock-up period(s) (Note 11)

	1.10	Listing of shares (Note 12)

	1.11	Use of proceeds (Note 13)

	1.12	Arrangement regarding the accumulated undistributed earnings (Note 14)

	1.13	The relationship between the New A Share Issue and the New H Share Issue (Note 15)

	1.14	Validity period of these resolutions (Note 16)

2.	To consider and approve, by way of special resolution, the resolution regarding the signing of the Supplemental Agreements of the Subscription Agreements with designated investors (Note 17).

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

27 July 2010

Notes:

1.
In this notice, unless the context otherwise requires, terms used herein shall have the same meanings as in the announcement on the Revised Proposal Regarding the Issue of New A Shares and New H Shares Connected Transactions dated 26 July 2010 (the "Announcement") issued by the Company. For purposes of this notice, the terms "New A Share Issue", "New H Share Issue", "New Issue", "A Shares Subscription Agreement" and "H Shares Subscription Agreement" used herein shall mean "New A Share Issue (Revised Proposal)", "New H Share Issue (Revised Proposal)", "New Issue (Revised Proposal)", "Original A Shares Subscription Agreement" and "Original H Shares Subscription Agreement", respectively, as defined in the Announcement.

2.	The 8th Meeting of the Sixth Session of the Board convened by the Company on 15 January 2010 and the

2010 First Extraordinary General Meeting, the 2010 First Class Meeting for Holders of A Shares and the 2010 First Class Meeting for Holders of H Shares convened by the Company on 16 March 2010 approved the New A Share Issue (Original Proposal) and the New H Share Issue (Original Proposal). Due to the changes in the market environment, the Company has decided to proceed with the revision to the New A Share Issue (Original Proposal) and the New H Share Issue (Original Proposal) (comprising mainly the adjustments to the lowest subscription price for the new A Shares, the subscription price for the new H Shares and the maximum number shares to be issued out of the New Issue).

3.
The Shares to be issued from the New A Share Issue are the listed domestic RMB denominated ordinary shares (A Shares) of the Company, with a par value of RMB1.00 each. The Shares to be issued from the New H Share Issue are the overseas listed foreign invested ordinary shares (H Shares) of the Company, with a par value of RMB1.00 each.

4.	The method of subscription under the New A Share Issue and the New H Share Issue will be by way of non-public placement to designated investors.

Issuance under the New A Share Issue shall take place at the right timing within 6 months from obtaining the necessary approvals from the CSRC.

5.
Target investors of the New A Share Issue include not more than 10 designated investors including Huaneng Group. Apart from Huaneng Group, the other designated investors will be decided by the Company on book-building basis following the obtaining of the approvals for the New A Share Issue from the CSRC.

The target investor of the New H Share Issue shall be Hua Neng HK.

6.	All target subscribers of the New A Share Issue and the New H Shares shall subscribe in cash.

7.	(1) Number of A Shares to be issued

The total shares to be issued under the New A Share Issue will not exceed 1,500 million shares. The total shares to be issued will be decided by the Company and the lead underwriter of the New A Share Issue, depending on the subscription rate by the designated investors.

If the total shares to be issued under the New A Share Issue amounts to 1,500 million shares, 500 million new A Shares of which will be issued to Huaneng Group, with the remaining 1,000 million new A Shares to be issued to other designated investors. If for whatever reason the total shares to be issued out of the valid subscription of the New A Share Issue to other designated investors are less than 1,000 million shares, the number of A Shares to be issued to Huaneng Group shall correspondingly be adjusted on a pro rata basis.

(2) Number of H Shares to be issued

If the total shares to be issued under the New A Share Issue amounts to 1,500 million shares, then the total shares to be issued under the New H Share Issue will be 500 million shares. If the total shares to be issued under the New A Share Issue are less than 1,500 million shares, the number of H Shares to be issued out of the New H Share Issue shall correspondingly be adjusted on a pro rata basis.

8.
The price determination date ("Price Determination Date") of the New A Share Issue shall be the date on which the resolution of the 11th Meeting of the Sixth Session of the board of directors of the Company was announced (i.e. 27 July 2010).

9.
The subscription price per new A Share pursuant to the New A Share Issue shall be not less than RMB5.57, i.e. not less than 90% of the average trading price per A Share as quoted on the Shanghai Stock Exchange for the twenty trading days immediately prior to the Price Determination Date. The subscription price in concrete terms shall be ascertained on the bidding basis following the obtaining of approvals and decided by the Company and the lead underwriter of the New A Share Issue, depending on the subscription rate by designated investors pursuant to the New A Share Issue and the principle of priority in pricing. Huaneng Group will not participate in the quotation of the bidding process for the New A Share Issue and the subscription price of Huaneng Group shall be the same as that of other investors who have participated in the New A Share Issue.

Having taken into consideration the fluctuation of the overall Hong Kong and A Share stock markets since this year, and the share performance of the Company’s A shares and H shares, and after consultation with Huaneng Group and Hua Neng HK, the subscription price per new H share pursuant to the New H Share Issue shall be based on the average trading price per H share as quoted on the Stock Exchange for the twenty trading days immediately prior to the Price Determination Date (i.e. HK$4.59 per share), with a share price premium of 3% (i.e. at HK$4.73 per new H Share).

10.
If the Company carries out any distribution of equity interest, conversion of shares from reserve fund or placing having the effect of ex-rights, ex-dividend, etc. during the period from the Price Determination Date to the date of issue, then the lowest subscription price of the New A Share Issue, the subscription price of the New H Share Issue and the maximum number of Shares to be issued shall be adjusted correspondingly.

11.
Huaneng Group shall not deal in or dispose of any of the new A Shares subscribed by it pursuant to the New A Share Issue within a period of 36 months from the completion of the New A Share Issue. Other designated investors shall not deal in or dispose of any of the new A Shares subscribed by each of them pursuant to the New A Share Issue within a period of 12 months from the completion of the New A Share Issue.

Hua Neng HK shall covenant not deal in or dispose of any of the new H Shares subscribed by it pursuant to the New H Share Issue within a period of 12 months from the completion of the New Issue.

12.
Upon expiry of the lock-up period, the A Shares issued under the New A Share Issue will be traded on the Shanghai Stock Exchange. The H Shares issued under the New H Share Issue will be traded on the Hong Kong Stock Exchange.

13.	(1)	An amount not exceeding RMB8.60 billion from the total proceeds out of the New A Share Issue is proposed to be used in the following projects:

				Proposed
				maximum
			Total	amount
		Installed	Investment	of proceeds
No.	Project Item	capacity	amount	to be invested
		(MW)	(in millions	(in millions
			of RMB)	of RMB)

1.	Gansu Ganhehou Second	199.5	2,037	1,450
	Wind Power Plant Project

2.	Gansu Qiaowan Second	201	2,047	1,460
	Wind Power Plant Project

3.	Gansu Qiaowan Third Wind Power	101	1,050	750
	Plant Project (North)

4.	Huaneng Kangbao Wind Power	49.5	525	370
	(49.5MW) Phase I Project

5.	Jiangsu Huaneng Jinling	1,000	5,160	220
	Power Plant Phase II Project
	(closing down smaller coal-fired
	generation units and replacing
	by larger generation units)

6.	Huaneng Fuzhou Power Plant	600	2,870	1,790
	Phase III (Unit No.5)
	Expansion Project

7.	Gansu Huaneng Pingliang Power	2 x 600	4,350	260
	Plant Phase II Expansion Project

8.	Hunan Huaneng Yueyang Power	600	2,536	200
	Plant Phase III Project
	(closing down smaller coal-fired
	generation units and replacing
	by larger generation units)

9.	Repayment of loans to	—	—	2,100
financial institutions

For details of the projects relevant to the use of proceeds under the New A Share Issue, please refer to the Company’s feasibility report on the use of proceeds from the New A Share Issue published on the websites of the Shanghai Stock Exchange (www.sse.com.cn) and the Hong Kong Stock Exchange (www.hkex.com.hk).

If the Company has already used its internal fund or funds obtained from banks in the investment of part of the projects before the proceeds from this fund raising exercise becomes available, then the proceeds of the New A Share Issue, when available, will be used to repay relevant bank loans. If the actual amount of the proceeds raised is insufficient to satisfy all of the investment needs of the above projects, the deficiency shall be made up by bank loans or internal funds or other methods by the Company. If the actual amount of the proceeds raised is more than the aggregate of the investment requirements of above projects, the surplus shall be used to supplement the Company’s working capital.

(2)
The amount of the net proceeds from the New H Share Issue (after deducting the issuing expenses) is planned to increase the capital of SinoSing Power (Pte) Limited, an off-shore company which is wholly-owned by the Company, for development of the overseas business.

14.
Following the completion of the New A Share Issue and the New H Share Issue, the existing and new Shareholders of the Company shall be entitled to the accumulated undistributed earnings of the Company prior to the New Issue.

15.
The New A Share Issue and the New H Share Issue are inter-conditional upon each other, i.e. they will not be implemented if the approvals by the general meeting, class meetings and the CSRC cannot be obtained or the relevant government authorities have declined to grant their approvals to the matters relating to either the New A Share Issue or the New H Share Issue.

16.	All abovementioned resolutions shall be effective for 12 months from the date on which the relevant resolutions are passed at general meeting of the Company.

Each of the resolutions shall be subject to approval at the Company’s general meeting and separate class meetings. Upon obtaining approvals at the Company’s EGM and each Class Meetings, these resolutions shall replace the "Resolutions in relation to the New A Share and the New H Share" passed at the Company’s 2010 First Extraordinary General Meeting, 2010 First class Meeting for holders of A Shares and 2010 First Class Meeting for holders of H shares. These resolutions shall be implemented upon obtaining the approval from the CSRC and the implementation shall be based on the resolutions as ultimately approved by the CSRC.

17.	(1)	For further details regarding the Supplemental Agreement to the A Shares Subscription Agreement entered between the Company and Huaneng Group, please refer to the Announcement.

	(2)	For further details regarding the Supplemental Agreement to the H Shares Subscription Agreement entered between the Company and Hua Neng HK, please refer to the Announcement.

(3)
Liu Guoyue (director) be authorised to make non-material changes to the Supplemental Agreement to the A Shares Subscription Agreement and the Supplemental Agreement to the H Shares Subscription Agreement according to actual circumstances and for purposes of preserving the maximum benefit of the Company. Once agreement is reached with Huaneng Group and Hua Neng HK, respectively, Liu Guoyue (director) be authorised to execute on behalf of the Company the Supplemental Agreement to the A Share Subscription Agreement, the Supplemental Agreement to the H Share Subscription Agreement and related documents.

18.	Eligibility for attending the H Share Class Meeting

Holders of the Company’s foreign Shares whose names appear on the HK$ Dividend foreign Shares Register and/or the US$ Dividend foreign Shares Register maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by the Company at 4:30 p.m. on 20 August 2010 are eligible to attend the H Share Class Meeting.

19.	Proxy

	(i)	A member eligible to attend and vote at the H Share Class Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on behalf of him. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the Company and, in the case of holders of foreign shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the H Share Class Meeting.

20.	Registration procedures for attending the H Share Class Meeting

(i)
A shareholder or his proxy shall provide proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the H Share Class Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)
Holders of foreign Shares and domestic shares intending to attend the H Share Class Meeting should return the reply slip for attending the H Share Class Meeting to the Company on or before 21 August 2010.

	(iii)		Shareholders may send the above reply slip to the Company in person, by post or by fax (Attn: The Securities Department).

21.	Closure of Register of Members

The register of members of the Company will be closed from 21 August 2010 to 10 September 2010 (both days inclusive).

22.	Other Businesses

	(i)		The H Share Class Meeting will not last for more than half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

	(ii)		The address of the share registrar for H Shares of the Company, Hong Kong Registrars Limited is at:

1712-1716, 17/F., Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong

	(iii)		The business address of the Company is at:

Securities Department
Huaneng Power International, Inc.
Huaneng Building
4 Fuxingmennei Street
Xicheng District
Beijing 100031
The People’s Republic of China

		Telephone No.:	(+86)-10-6322 6593
(+86)-10-6322 6590
		Facsimile No.:	(+86)-10-6641 2321

(iv)	As at the date of this Notice, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Document 3

Proxy Form for the 2010 Second Extraordinary General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I(We)(Note 2)	of
Shareholders’ Account:	and I.D. No.:	,
being the holder(s) of
H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power International, Inc. (the "Company") now appoint (Note 3),
I.D. No.:	(of
),
or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the 2010 Second Extraordinary General Meeting ("Extraordinary General Meeting") to be held at 2:00 p.m. on 10 September 2010 at the headquarters of the Company at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.(Note 6)

	Special Resolutions		For (Note 4)	Against (Note 4)
1.	To consider and approve each of the following, by way of special resolutions, in relation to the Revised Proposal Regarding the New A Share Issue and the New H Share Issue
	1.1	Class of shares and nominal value per share
	1.2	Method of issuance
	1.3	Target subscribers
	1.4	Method of subscription
	1.5	Number of shares to be issued
	1.6	Price determinate date
	1.7	Subscription price
	1.8	Adjustment to the number of shares to be issued and the subscription price
	1.9	Lock-up period(s)
	1.10	Listing of shares
	1.11	Use of proceeds
	1.12	Arrangement regarding the accumulated undistributed earnings
	1.13	The relationship between the New A Share Issue and the New H Share Issue
	1.14	Validity period of these resolutions

	Special Resolutions	For (Note 4)	Against (Note 4)
2.	To consider and approve the resolution regarding the signing of the Supplemental Agreements to the Subscription Agreements with designated investors
	Ordinary Resolution	For (Note 4)	Against (Note 4)
3.	To consider and approve the resolution that the Company meets with the conditions for the New A Share Issue
	Special Resolution	For (Note 4)	Against (Note 4)
4.
To consider and approve the resolution regarding the general authorisation from the general meeting to the board of directors to process all related matters incidental to the Revised Proposal Regarding the New A Share Issue and the New H Share Issue

Date: ________________________ 2010	Signature: __________________________ (Note 5)

Notes:

1.
Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.

3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the Extraordinary General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a "Ö" in the appropriate space under "For". If you wish to vote AGAINST any resolution, please indicate with a "Ö" in the appropriate space under "Against". In the absence of any such indication, the proxy will vote or abstain at his discretion.

5.
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrars Limited, at least 24 hours before the time designated for the holding of the Extraordinary General Meeting.

7.
Upon obtaining approvals at the 2010 Second Extraordinary General Meeting, 2010 Second Class Meeting for holders of A Shares and 2010 Second Class Meeting for holders of H Share, the "Resolutions in relation to the Revised Proposal Regarding the New A Share Issue and the New H Share Issue" shall supersede the "Resolutions in relation to the New A Share and the New H Share" passed at the Company’s 2010 First Extraordinary General Meeting, 2010 First Class Meeting for holders of A Shares and 2010 First Class Meeting for holders of H Shares.

* Please delete as appropriate.

Document 4

Reply Slip for the 2010 Second Extraordinary General Meeting

I/(We)	of
Telephone number:	and Fax number:	,
being the holder(s) of __________________________________________ H Share(s)/Domestic Share(s)* of Huaneng Power International, Inc. (the "Company") hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the 2010 second extraordinary general meeting (the "EGM") to be held at 2:00 p.m. on 10 September 2010 at the headquarters of the Company at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China.

Signature: ______________________________

Date: _________________________________

Note:
Eligible shareholders who wish to attend the EGM are advised to complete and return this reply slip to the Company’s business address at Securities Department, Huaneng Power International, Inc., Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-6641 2321). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.

* Please delete as appropriate.

Document 5

Proxy Form for the 2010 Second Class Meeting for holders of H Shares

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I(We)(Note 2)	of
Shareholders’ Account:	and I.D. No.:	,
being the holder(s) of
H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power International, Inc. (the "Company") now appoint (Note 3),
I.D. No.:	(of
),
or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the 2010 second class meeting for holders of H Shares (“H Share Class Meeting”) to be held at 2:45 p.m. on 10 September 2010 at the headquarters of the Company at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.(Note 6)

	Special Resolution		For (Note 4)	Against (Note 4)
1.	To consider and approve each of the following, by way of special resolutions, in relation to the Revised Proposal Regarding the New A Shares Issue and the New H Share Issue
	1.1	Class of shares and nominal value per share
	1.2	Method of issuance
	1.3	Target subscribers
	1.4	Method of subscription
	1.5	Number of shares to be issued
	1.6	Price determinate date
	1.7	Subscription price
	1.8	Adjustment to the number of shares to be issued and the subscription price
	1.9	Lock-up period(s)
	1.10	Listing of shares
	1.11	Use of proceeds
	1.12	Arrangement regarding the accumulated undistributed earnings

	1.13	The relationship between the New A Share Issue and the New H Share Issue
	1.14	Validity period of these resolutions
	Special Resolutions		For (Note 4)	Against (Note 4)
2.	To consider and approve the resolutions regarding the signing of the Supplemental Agreements to the Subscription Agreements with designated investors

Date: ________________________ 2010	Signature: __________________________ (Note 5)

Notes:

1.
Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.

3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the H Share Class Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a "Ö" in the appropriate space under "For". If you wish to vote AGAINST any resolution, please indicate with a "Ö" in the appropriate space under "Against". In the absence of any such indication, the proxy will vote or abstain at his discretion.

5.
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrars Limited, at least 24 hours before the time designated for the holding of the H Share Class Meeting.

7.
Upon obtaining approvals at the 2010 Second Extraordinary General Meeting, 2010 Second Class Meeting for holders of A Shares and 2010 Second Class Meeting for holders of H Share, the "Resolutions in relation to the Revised Proposal Regarding the New A Share Issue and the New H Share Issue" shall supersede the "Resolutions in relation to the New A Share and the New H Share" passed at the Company’s 2010 First Extraordinary General Meeting, 2010 First Class Meeting for holders of A Shares and 2010 First Class Meeting for holders of H Shares.

* Please delete as appropriate.

Document 6

Reply Slip for the 2010 Second Class Meeting
for Holders of H Shares

I/(We)	of
Telephone number:	and Fax number:	,
being the holder(s) of ______________________________________Share(s)* of Huaneng Power International, Inc. (the "Company") hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the 2010 second class meeting for holders of H shares ("H Share Class Meeting") to be held at 2:45 p.m. on 10 September 2010 at the headquarters of the Company at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China.

Signature: _________________________

Date: _________________________

Note:
Eligible shareholders who wish to attend the H Share Class Meeting are advised to complete and return this reply slip to the Company’s business address at Securities Department, Huaneng Power International, Inc., Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-6641 2321). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the H Share Class Meeting.

* Please delete as appropriate.

Document 7

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Huaneng Power International, Inc..

REVISED PROPOSAL REGARDING THE ISSUE OF
NEW A SHARES AND NEW H SHARES
CONNECTED TRANSACTIONS

REVISED PROPOSAL REGARDING THE ISSUE OF NEW A SHARES AND NEW H SHARES

The New A Share Issue (Original Proposal) and the New H Share Issue (Original Proposal) were approved at the 8th Meeting of the Sixth Session of the Board on 15 January 2010 and the 2010 First Extraordinary General Meeting, the 2010 First Class Meeting for Holders of A Shares and the 2010 First Class Meeting for Holders of H Shares on 16 March 2010, respectively. Due to the changes in the market environment, the Company has decided to proceed with the revision to the New A Share Issue (Original Proposal) and the New H Share Issue (Original Proposal) (comprising mainly the adjustments to the lowest subscription price for the new A Shares, the subscription price for the new H Shares and the maximum number of shares to be issued out of the New Issue (Revised Proposal)). Pursuant to the New Issue (Revised Proposal), the Company would issue not exceeding 1,500 million new A Shares by way of placement to not more than 10 designated investors including Huaneng Group. If the total shares issued under the New A Share Issue (Revised Proposal) amounts to 1,500 million shares, 500 million new A Shares shall be issued to Huaneng Group, with the remaining 1,000 million new A Shares to be issued to other designated investors. If for whatever reason the total shares to be issued out of the valid subscription of the New A Share Issue (Revised Proposal) to other designated investors are less than 1,000 million shares, then the number of A Shares to be issued to Huaneng Group shall correspondingly be adjusted on a pro rata basis. Concurrently, if the total shares issued under the New A Share Issue (Revised

Proposal) amounts to 1,500 million shares, then the company shall issue 500 million new h shares to hua neng hk. If the total shares issued under the new a share issue (revised proposal) are less than 1,500 million, then the number of h shares to be issued out of the new h share issue (revised proposal) will correspondingly be adjusted on a pro rata basis.

Pursuant to the Original A Shares Subscription Agreement and the Supplemental Agreement to the A Shares Subscription Agreement, the Company agreed to issue to Huaneng Group and Huaneng Group agreed to subscribe for 500 million new A Shares of the Company. If for whatever reason the total shares to be issued out of the valid subscription of the New A Share Issue (Revised Proposal) to other designated investors are less than 1,000 million shares, then the number of A Shares to be issued to Huaneng Group shall correspondingly be adjusted on a pro rata basis. Based on the subscription price per new A Share of not less than RMB5.57 and on the assumption that Huaneng Group shall subscribe for 500 million new A Shares, the consideration in aggregate will be not less than RMB2,785 million.

Pursuant to the Original H Shares Subscription Agreement and the Supplemental Agreement to the H Shares Subscription Agreement, the Company agreed to issue to Hua Neng HK and Hua Neng HK agreed to subscribe for 500 million new H Shares of the Company while in any event the issuing size shall not exceed the number as approved by the CSRC. If the ultimate total shares to be issued out of the New A Share Issue (Revised Proposal) are less than 1,500 million shares, then the number of H Shares to be issued to Hua Neng HK shall correspondingly be adjusted on a pro rata basis. Based on the subscription price of HK$4.73 per new H Share and on the assumption that Hua Neng HK shall subscribe for 500 million new H Shares, the consideration in aggregate shall be HK$2,365 million (approximately RMB2,064 million).

In accordance with the Articles of Association, the Hong Kong Listing Rules and applicable rules and regulations in the PRC, the New Issue (Revised Proposal) constitutes a variation of class rights of the holders of A Shares and the holders of H Shares. Therefore, the New Issue (Revised Proposal) is subject to approvals of Independent Shareholders by way of special resolutions at the general meeting and separate class meetings.

At present, Huaneng Group holds a 8.75% direct interest in the Company; HIPDC (Huaneng Group holds a 51.98% direct interest and 5% indirect interest in HIPDC) holds 42.03% of the total issued share capital of the Company. Hua Neng HK holds 0.17% interest in the Company. Therefore, Huaneng Group and Hua Neng HK are connected persons of the Company under the Hong Kong Listing Rules. As the transactions between the Company and each of Huaneng Group and Hua Neng HK as contemplated by the New Issue Connected Transactions constitute connected transactions of the Company, the New Issue Connected Transactions are subject to reporting, announcement and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

The Company will convene an EGM and Class Meetings on 10 September 2010 for the purpose of seeking the approvals from Independent Shareholders for the New Issue (Revised Proposal) and the New Issue Connected Transactions (including the Subscription Agreements). According to the Hong Kong Listing Rules, Huaneng Group, Hua Neng HK and their respective associates will abstain from voting in respect of the resolutions relating to the adjustments to the New Issue Connected Transactions at the EGM and the Class Meeting. On obtaining the approvals to the New Issue (Revised Proposal) at the EGM and the Class Meetings, the New Issue (Revised Proposal) shall supersede the New Issue (Original Proposal) passed at the 2010 First Extraordinary General Meeting, the 2010 First Class Meeting for Holders of A Shares and the 2010 First Class Meeting for Holders of H Shares.

The Company and the Independent Board Committee have reviewed the New Issue (Revised Proposal) and the New Issue Connected Transactions. The Company will appoint an independent financial adviser to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the New Issue (Revised Proposal) and the New Issue Connected Transactions are fair and reasonable and whether the New Issue (Revised Proposal) and the New Issue Connected Transactions are in the interests of the Company and its shareholders as a whole, and to advise the Independent Shareholders on how to vote. The notices of the EGM and H Share Class Meeting are issued on 27 July 2010. Circular giving further information relevant to the New Issue (Revised Proposal) and the New Issue Connected Transactions and containing the advice of the independent financial adviser, and the recommendations from the Independent Directors are expected to be despatched to Shareholders on or before 16 August 2010.

The parties participating in the New A Share Issue (Revised Proposal) will consist of not more than 10 designated investors including Huaneng Group. Apart from Huaneng Group, the Company has not yet entered into any agreement with any investors with respect to the New A Share Issue (Revised Proposal) . Accordingly, the identities of the other designated investors and the number of A Shares to be subscribed by them under the New A Share Issue (Revised Proposal) can only be ascertained when the Company has, pursuant to the rules prescribed by the CSRC, obtained the approvals for the New A Share Issue (Revised Proposal)

and completed the bidding process. If, after ascertaining the identities of other designated investors under the New A Share Issue (Revised Proposal), it is known that such designated investor(s) is/are connected person(s) to the Company under the Hong Kong Listing Rules, the Company shall comply with the relevant requirements of information disclosure and (if required) obtaining of approval from Independent Shareholders as per the Hong Kong Listing Rules.

WARNING: The New Issue (Revised Proposal) is a possibility only. Completion of the New Issue (Revised Proposal) is conditional upon the fulfillment of certain conditions under the Subscription Agreements as mentioned below. Accordingly, the Subscription Agreements may or may not be completed and the New Issue (Revised Proposal) may or may not proceed. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the securities of the Company.

The New A Share Issue (Revised Proposal) and the New H Share Issue (Revised Proposal) are inter-conditional upon each other, i.e. they will not be implemented if the approvals by the general meeting, class meetings and the CSRC cannot be obtained or the relevant government authorities have declined to grant their approvals to the matters relating to either the New A Share Issue (Revised Proposal) or the New H Share Issue (Revised Proposal).

1.	RELATIONSHIPS BETWEEN THE COMPANY, HUANENG GROUP AND HUA NENG HK

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed electricity power suppliers in China. As at 31 December 2009, the installed capacity on an equity basis of the Company was 45,340MW and the controlled installed capacity was 48,548MW.

Huaneng Group is principally engaged in the operation and management of enterprise investment; the development, investment, construction, operation and management of power source; organizing the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to information, transportation, new energy and environmental protection industries and related products.

Hua Neng HK is a wholly owned subsidiary of Huaneng Group and is principally engaged in investment, construction, management, development and holding of power plants and other energy related projects.

At present, Huaneng Group holds a 8.75% direct interest in the Company; HIPDC (Huaneng Group holds a 51.98% direct interest and 5% indirect interest in HIPDC) holds 42.03% of the total issued share capital of the Company. Hua Neng HK holds 0.17% interest in the Company.

The relationships between the Company, Huaneng Group and Hua Neng HK are illustrated as follows:

*
Huaneng Group, through Hua Neng HK, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC. Accordingly, Huaneng Group indirectly holds 5% interest in HIPDC.

# The 0.17% total issued shares of the Company held by Hua Neng HK are H Shares.

According to the Hong Kong Listing Rules, Huaneng Group and Hua Neng HK are connected persons of the Company, and accordingly, the New Issue (Revised Proposal) and the New Issue Connected Transactions (including the Subscription Agreements) by the Company to Huaneng Group and Hua Neng HK, respectively, constitute connected transactions of the Company.

2.	APPROVAL FROM THE BOARD FOR THE NEW ISSUE (REVISED PROPOSAL)

The New A Share Issue (Original Proposal) and the New H Share Issue (Original Proposal) were approved at the 8th Meeting of the Sixth Session of the Board on 15 January 2010 and the 2010 First Extraordinary General Meeting, the 2010 First Class Meeting for Holders of A Shares and the 2010 First Class Meeting for Holders of H Shares on 16 March 2010, respectively. Due to the changes in the market environment, the Company has decided to proceed with the revision to the New A Share Issue (Original Proposal) and the New H Share Issue (Original Proposal) (comprising mainly the adjustments to the lowest subscription price for the new A Shares, the subscription price for the new H Shares and the maximum number of shares to be issued out of the New Issue (Revised Proposal)). Pursuant to the New Issue (Revised Proposal), the Company would issue not exceeding 1,500 million new A Shares by way of placement to not more than 10 designated investors including Huaneng Group. The total shares to be issued will be decided by the Company and the lead underwriter of the issue of new A Shares, depending on the subscription rate by the designated investors. If the total shares to be issued under the New A Share Issue (Revised Proposal) amounts to 1,500 million shares, 500 million new A Shares will be issued to Huaneng Group, with the remaining 1,000 million new A Shares to be issued to other designated investors. If for whatever reason the total shares to be issued out of the valid subscription of the New A Share Issue (Revised Proposal) to other designated investors are less than 1,000 million shares, the number of A Shares to be issued to Huaneng Group shall correspondingly be adjusted on a pro rata basis. Concurrently, if the total shares to be issued under the New A Share Issue (Revised Proposal) amounts to 1,500 million shares, then the Company shall issue 500 million new H Shares to Hua Neng HK. If the total shares to be issued under the New A Share Issue (Revised Proposal) are less than 1,500 million, the number of H Shares to be issued out of the New H Share Issue (Revised Proposal) shall correspondingly be adjusted on a pro rata basis.

For the purpose of issuing the new A Shares and the new H Shares, the Company had entered into the Original A Shares Subscription Agreement, the Supplemental Agreement to the A Shares Subscription Agreement, the Original H Shares Subscription Agreement and the Supplemental Agreement to the H Shares Subscription Agreement with Huaneng Group and Hua Neng HK, respectively.

Pursuant to the Shanghai Listing Rules and Rule 14A.56(9) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Huang Long, Wu Dawei, Huang Jian, Liu Guoyue and Fan Xiaxia, all being directors of the Board of the Company having a material interest in the issue of new shares, had abstained from voting on the board resolutions relating to the New Issue (Revised Proposal) and the New Issue Connected Transactions. The resolutions were voted by directors who are not connected to the transactions.

3.	NEW A SHARE ISSUE (REVISED PROPOSAL)

	3.1	Subscription of New A Shares by Huaneng Group

		A.	Brief particulars of the Original A Shares Subscription Agreement are as follows:

Parties

(1) The Company, as the issuer.

(2)	Huaneng Group, as the subscriber.

Subscription of new A Shares

The Company agreed to issue to Huaneng Group and Huaneng Group agreed to subscribe for 400 million new A Shares of the Company. If for whatever reason the aggregate number of shares to be issued out of the valid subscription of the issue of new A Shares to other designated investors is less than 800 million shares, then the number of A Shares to be issued to Huaneng Group shall correspondingly be adjusted on a pro rata basis. The calculation shall be as follows:

Aggregate number of shares to be issued out of the valid subscription of the issue of new A Shares
Number of new A Shares to be issued	=	400 million shares	x	to other investors

800 million shares

Subscription price per new A Share

The subscription price per new A Share pursuant to the issue of new A Shares shall be not less than RMB7.13, i.e. not less than 90% of the average trading price (Note 2) per A Share as quoted on the Shanghai Stock Exchange for the twenty trading days immediately prior to the Price Determination Date (Note 1). The subscription price per new A Share in concrete terms shall be ascertained on the book-building basis following the obtaining of the approvals for the issue of new shares from the CSRC, i.e. it will be decided by the Company and the lead underwriter of the issue of new A Shares, depending on the subscription rate by other investors pursuant to the issue of new A Shares and the principle of priority in pricing. Huaneng Group will not participate in the quotation of the book-building process for the issue of new A Shares the subscription price of Huaneng Group shall be the same as that of other investors who have participated in the issue of new A Shares. If the Company carries out any distribution of equity interest, conversion of shares from reserve fund or placing having the effect of ex-rights, ex-dividend, etc. prior to the closing of the issue of new shares, then the abovementioned lowest subscription price per Share and the maximum number of shares to be issued shall be adjusted correspondingly.

Note 1:
The "Price Determination Date" as referred to in the Original A Shares Subscription Agreement was the date on which the announcement relating to the 8th Meeting of the Sixth Session of the Board was published, i.e. 18 January 2010

Note 2:	Calculation of the average trading price of the Company’s A Shares for the twenty trading days immediately prior to the Price Determination Date	=	Aggregate amount of A Shares traded on the Shanghai Stock Exchange for the twenty trading days immediately prior to the Price Determination Date

Aggregate number of A Shares traded on the Shanghai Stock Exchange for the twenty trading days immediately prior to the Price Determination Date

Aggregate subscription amount

The aggregate subscription amount by Huaneng Group in the issue of new A Shares shall be the product of the subscription price per new A Share and the number of the A Shares subscribed for by Huaneng Group.

Conditions precedent

The completion obligation under the Original A Shares Subscription Agreement shall arise upon the satisfaction or proper waiver of the following conditions precedent:

1.
upon the obtaining of the approvals from the Independent Shareholders at EGM and Class Meeting regarding the issue of new A Shares, the approval regarding the issue of new A Shares from the CSRC and the approvals from the relevant government authorities on the related matters regarding the issue of new A Shares as detailed by the Original A Shares Subscription Agreement;

2.	all conditions precedent contained in the Original H Shares Subscription Agreement have been satisfied or properly waived;

3.	the Company is satisfied with the result of the book-building for issue of new A Shares (including the final subscription price per share and the number of shares to be issued);

4.	the relevant government authorities have not issued, promulgated or implemented any law, regulations, rules, guidance, order or notice prohibiting the completion of the transactions contemplated under the Original A Shares Subscription Agreement;

5.
representations and warranties made by Huaneng Group in the Original A Shares Subscription Agreement are true and accurate in all material respects and Huaneng Group has fulfilled in all material respects its obligations under the Original A Shares Subscription Agreement; and

6.
representations and warranties made by the Company in the Original A Shares Subscription Agreement are true and accurate in all material respects and the Company has fulfilled in all material respects its obligations under the Original A Shares Subscription Agreement.

Completion

Completion shall be take place on the seventh business day following the last conditions precedent contained in the Original A Shares Subscription Agreement is satisfied (or properly waived), or on any other date as agreed by Huaneng Group and the Company (but shall not be earlier than the date on which all the conditions precedent are satisfied or properly waived). The Company and Huaneng Group shall attend to and complete the relevant business administration registration procedures after completion of the issue of new A Shares.

Lock-up period

Huaneng Group shall not deal in or dispose of any of the new A Shares subscribed by it pursuant to the issue of new A Shares within a period of 36 months from the completion of the issue of new A Shares.

B.	Brief particulars of the Supplemental Agreement to the A Shares Subscription Agreement are as follows:

Parties

(1) The Company, as the issuer.

(2) Huaneng Group, as the subscriber.

Adjustment to the number of new A Shares to be issued

The Company agreed to issue to Huaneng Group and Huaneng Group agreed to subscribe for 500 million new A Shares of the Company. Such new A Shares shall not attach with any other rights. If for whatever reason the aggregate number of shares to be issued out of the valid subscription of the issue of new A Shares to other designated investors is less than 1,000 million shares, then the number of A Shares to be issued to Huaneng Group shall correspondingly be adjusted on a pro rata basis. The calculation shall be as follows:

Aggregate number of shares to be issued out of the valid subscription of the issue of new A Shares
Number of new A Shares to be issued	=	500 million shares	x	to other investors

1,000 million shares

Adjustment to the subscription price per new A Share

The Price Determination Date for the new A Shares shall be adjusted to the date of publication of the announcement regarding the resolutions of the Board of the Company on which the proposal on the adjustments to the issue of new shares was considered and approved (i.e. 27 July 2010). The subscription price per new A Share shall be not less than 90% (i.e. not less than RMB5.57 per new A Share) of the average trading price (Note 3) per A Share as quoted on the Shanghai Stock Exchange for the twenty trading days immediately prior to the Price Determination Date. The subscription price per new A Share in concrete terms shall be ascertained on the bidding basis following the obtaining of the approvals for the issue of new shares from the CSRC, i.e. it will be decided by the Company and the lead underwriter of the issue of new A Shares, depending on the subscription rate by other investors pursuant to the issue of new A Shares and the principle of priority in pricing. Huaneng Group will not participate in the bidding process for the issue of new A Shares and the subscription price of Huaneng Group shall be the same as that of other investors who have participated in the issue of new A Shares. If the Company carries out any distribution of equity interest, conversion of shares from reserve fund or placing having the effect of ex-rights, ex-dividend, etc. prior to the closing of the issue of new shares, then the abovementioned lowest subscription price per Share and the maximum number of shares to be issued shall be adjusted correspondingly.

Note 3:	Calculation of the average trading price of the Company’s A Shares for the twenty trading days immediately prior to the Price Determination Date	=	Aggregate amount of A Shares traded on the Shanghai Stock Exchange for the twenty trading days immediately prior to the Price Determination Date

Aggregate number of A Shares traded on the Shanghai Stock Exchange for the twenty trading days immediately prior to the Price Determination Date

Adjustment to the "Conditions precedent" to closing

The Company and Huaneng Group agreed to delete the abovementioned condition 3 - "the Company is satisfied with the result of the book-building for New Share A Issue (including the final subscription price per share and the number of shares to be issued)" - from the "Conditions precedent" to closing.

Assuming Huaneng Group will subscribe for 500 million new A Shares, such new A Shares will represent approximately 5.55% of the existing issued share capital of the A Shares of the Company, approximately 4.76% of the issued share capital of the A Shares of the Company as enlarged by the issue of the new A Shares and approximately 3.55% of the Company’s enlarged issued share capital after completion of the New Issue (Revised Proposal). Immediately after completion of the New Issue (Revised Proposal) and taking into account the aggregate of 6,121,786,667 A Shares already held by Huaneng Group (directly, and indirectly through HIPDC) (representing approximately 68.02% of the existing issued share capital of the A Shares of the Company), Huaneng Group (directly, and indirectly through HIPDC) will hold an aggregate of not more than 6,621,786,667 A Shares, representing approximately 63.06% of the issued share capital of A Shares of the Company as enlarged by the issue of the new A Shares and approximately 47.11% of the Company’s enlarged issued share capital after completion of the New Issue (Revised Proposal). Based on the subscription price per new A Share of not less than RMB5.57 and on the assumption that Huaneng Group shall subscribe for 500 million new A Shares, the consideration in aggregate will be not less than RMB2,785 million.

The Company will make further announcement regarding the net subscription price of each new A Share when the expenses of the New Issue (Revised Proposal) are ascertained.

	3.2	Subscription by other investors

The parties participating in the New A Share Issue (Revised Proposal) will consist of not more than 10 designated investors including Huaneng Group. Apart from Huaneng Group, the Company has not yet entered into any agreement with any investors with respect to the New A Share Issue (Revised Proposal). Accordingly, the identities of the other designated investors and the number of A Shares to be subscribed by them under the New A Share Issue (Revised Proposal) can only be ascertained when the Company has, pursuant to the rules prescribed by the CSRC, obtained the approvals for the New A Share Issue (Revised Proposal) and completed the bidding process. The subscription price for the new A Shares shall be the same subscription price for the new A Shares subscribed by Huaneng Group.

If, after ascertaining the identities of other designated investors under the New A Share Issue (Revised Proposal), it is known that such designated investor(s) is/are connected person(s) to the Company under the Hong Kong Listing Rules, the Company shall comply with the relevant requirements of information disclosure and (if required) obtaining of approval from Independent Shareholders as per the Hong Kong Listing Rules.

Designated investors shall not deal in or dispose of any of the new A Shares subscribed by each of them pursuant to the New A Share Issue (Revised Proposal) within a period of 12 months from the completion of the New A Share Issue (Revised Proposal).

4.	NEW H SHARE ISSUE (REVISED PROPOSAL)

	4.1	Subscription of new H Shares by Hua Neng HK

		A.	Brief particulars of the Original H Shares Subscription Agreement are as follows:

Parties

(1)	The Company, as the issuer.

(2)	Hua Neng HK, a wholly-owned subsidiary of Huaneng Group, as the subscriber.

Subscription of new H Shares

The Company agreed to issue to Hua Neng HK and Hua Neng HK agreed to subscribe for 400 million new H Shares of the Company while in any event the issue size shall not exceed the number as approved by the CSRC. If the aggregate number of shares to be issued out of the issue of new A Shares is less than 1,200 million shares, then the number of H Shares to be issued to Hua Neng HK shall correspondingly be adjusted on a pro rata basis. The calculation shall be as follows:

400 million shares	x	Aggregate number of actual shares to be issued out of the issue of new A Shares

1,200 million shares

Subscription price per new H Share

The subscription price per new H share pursuant to the issue of new H Shares shall be the higher of the average trading price (Note 5) per H share as quoted on the Stock Exchange for the twenty trading days immediately prior to the Price Determination Date (i.e. HK$4.46) (Note 4) or the closing price per H Share on the last trading day as quoted on the Stock Exchange immediately prior to the Price Determination Date (i.e. HK$4.73), with a share price premium of 5% (i.e. at HK$4.97 per new H Share). If the Company carries out any distribution of equity interest, conversion of shares from reserve fund or placing having the effect of ex-rights, ex-dividend, etc. prior to the closing of the issue of new shares, then the abovementioned lowest subscription price per new H Share and the maximum number of new H Shares to be issued shall be adjusted correspondingly.

Note 4:
The "Price Determination Date" as referred to in the Original H Shares Subscription Agreement was the date on which the announcement relating to the 8th Meeting of the Sixth Session of the Board was published, i.e. 18 January 2010.

Note 5:	Average trading price of the Company’s H shares for the twenty trading days immediately prior to the Price Determination Date	=	Aggregate amount of H Shares traded on the Stock Exchange for the twenty trading days immediately prior to the Price Determination Date

Aggregate number of H Shares traded on the Stock Exchange for the twenty trading days immediately prior to the Price Determination Date

Aggregate subscription amount

The aggregate subscription amount by Hua Neng HK in the issue of new H Shares shall be the product of the subscription price per new H Share and the number of the H Shares subscribed for by Hua Neng HK.

Conditions precedent

The completion obligation under the Original H Shares Subscription Agreement shall arise upon the satisfaction or proper waiver of the following conditions precedent:

1.
upon the obtaining of the approvals from the Independent Shareholders at EGM and Class Meeting regarding the issue of new H Shares, the approval regarding the issue of new H Shares from the CSRC, the approval from the Listing Committee of the Stock Exchange relating to the trading of and the dealing in H Shares pursuant to the issue of new H Shares and the approvals from the relevant government authorities on the related matters regarding the issue of new H Shares as detailed by the Original H Shares Subscription Agreement;

2.	all conditions precedent contained in the Original A Shares Subscription Agreement have been satisfied or properly waived;

3.
the relevant government authorities have not issued, promulgated or implemented any law, regulations, rules, guidance, order or notice prohibiting the completion of the transaction contemplated under the Original H Shares Subscription Agreement;

4.	representations and warranties made by Hua Neng HK in the Original H

Shares Subscription Agreement are true and accurate in all material respects and Hua Neng HK has fulfilled in all material respects its obligations under the Original H Shares Subscription Agreement; and

5.
representations and warranties made by the Company in the Original H Shares Subscription Agreement are true and accurate in all material respects and the Company has fulfilled in all material respects its obligations under the Original H Shares Subscription Agreement.

Completion

Completion shall be take place on the seventh business day following the last conditions precedent contained in the Original H Shares Subscription Agreement is satisfied (or properly waived), or on any other date as agreed by Huaneng Group and the Company (but shall not be earlier than the date on which all the conditions precedent are satisfied or properly waived). The Company and Hua Neng HK shall attend to and complete the relevant business administration registration procedures after completion of the issue of new  H Shares.

Lock-up period

Hua Neng HK shall not deal in or dispose of any of the new H Shares subscribed by it pursuant to the issue of new  H Shares within a period of 12 months from the completion of the issue of new  H Shares.

B.	Brief particulars of the Supplemental Agreement to the H Shares Subscription Agreement are as follows:

Parties

(1) The Company, as the issuer.

(2) Hua Neng HK, as the subscriber.

Adjustment to the number of new H Shares to be issued

The Company agreed to issue to Hua Neng HK and Hua Neng HK agreed to subscribe for 500 million new H Shares of the Company while in any event the issue size shall not exceed the number as approved by the CSRC. If the aggregate number of shares to be issued out of the issue of new A Shares is less than 1,500 million shares, then the number of H Shares to be issued to Hua Neng HK shall correspondingly be adjusted on a pro rata basis. The calculation shall be as follows:

500 million shares	x	the aggregate number of actual shares to be issued out of the issue of new A Shares

1,500 million shares

Adjustment to the subscription price per new H Share

The Price Determination Date for the new H Shares shall be adjusted to the date of publication of the announcement regarding the resolutions of the Board of the Company on which the proposal on the adjustments to the issue of new shares was considered and approved (i.e. 27 July 2010). The subscription price per new H share pursuant to the issue of new H Shares shall be based on the average trading price per H share as quoted on the Stock Exchange for the twenty trading days immediately prior to the Price Determination Date (i.e. HK$4.59) (Note 6), with a share price premium of 3% (i.e. at HK$4.73 per new H Share). If the Company carries out any distribution of equity interest, conversion of shares from reserve fund or placing having the effect of ex-rights, ex-dividend, etc. prior to the closing of the issue of new shares, then the abovementioned lowest subscription price per new H Share and the maximum number of new H Shares to be issued shall be adjusted correspondingly.

Note 6:	Average trading price of the Company’s H shares for the twenty trading days immediately prior to the Price Determination Date	=	Aggregate amount of H Shares traded on the Stock Exchange for the twenty trading days immediately prior to the Price Determination Date

Aggregate number of H Shares traded on the Stock Exchange for the twenty trading days immediately prior to the Price Determination Date

For reference only, the subscription price per new H Share (HK$4.73) represents:

(a)	a premium of approximately 4.88% over the closing price of HK$4.51 per H Share quoted on the Stock Exchange on 26 July 2010;

(b)
a premium of approximately 3.73% over the average closing price of HK$4.56 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to 26 July 2010 (inclusive of 26 July 2010);

(c)
a premium of approximately 3.73% over the average closing price of HK$4.56 per H Share as quoted on the Stock Exchange for the ten trading days immediately prior to 26 July 2010 (inclusive of 26 July 2010);

(d)
a premium of approximately 3.50% over the average closing price of HK$4.57 per H Share as quoted on the Stock Exchange for the fifteen trading days immediately prior to 26 July 2010 (inclusive of 26 July 2010); and

(e)
a premium of approximately 3.28% over the average trading price of HK$4.58 per H Share as quoted on the Stock Exchange for the twenty trading days immediately prior to 26 July 2010 (inclusive of 26 July 2010).

After ascertaining the expenses of the New Issue (Revised Proposal), the Company will make further announcement regarding the net subscription price of each new H Share.

Assuming Hua Neng HK will subscribe for 500 million new H Shares, those Shares shall represent approximately 16.36% of the existing issued share capital of H Shares of the Company, approximately 14.06% of the issued share capital of H Shares of the Company as enlarged by the issue of the new H Shares and approximately 3.55% of the Company’s enlarged issued share capital after completion of the New Issue (Revised Proposal). Immediately after completion of the New Issue (Revised Proposal), and taking into account the 20,000,000 H Shares already held by Hua Neng HK (representing approximately 0.65% of the existing issued share capital of H Shares of the Company), Huaneng Group will, directly and indirectly hold an aggregate of 520,000,000 Shares, representing approximately 14.62% of the issued share capital of H Shares of the Company as enlarged by the issue of the new H Shares and approximately 3.70% of the Company’s enlarged issued share capital after completion of the New Issue (Revised Proposal). Based on the subscription price of HK$4.73 per new H Share and on the assumption that Hua Neng HK shall subscribe for 500 million new H Shares, the consideration in aggregate shall be HK$2,365 million (approximately RMB2,064 million).

Application will be made by the Company to the Stock Exchange for the granting of the listing of, and permission to deal in, all the new H Shares.

5.	RANKING OF NEW SHARES TO BE ISSUED

The new A Shares to be issued pursuant to the New A Share Issue (Revised Proposal) will rank, upon issue, pari passu in all respects with the A Shares in issue at the time of issue and allotment of such new A Shares.

The new H Shares to be issued pursuant to the New H Share Issue (Revised Proposal) will rank, upon issue, pari passu in all respects with the H Shares in issue at the time of issue and allotment of such new H Shares.

6.	SHAREHOLDING STRUCTURE OF THE COMPANY

Shareholding structure of the Company as at the date of this announcement and immediately after completion of the New Issue (Revised Proposal) (assuming Huaneng Group and Hua Neng HK each subscribed for 500 million new A Shares and 500 million new H Shares, respectively, and the other designated investors (not exceeding 9 investors in total) have fully paid up the subscription price of the 1,000 million new A shares):

	Huaneng Group	Hua Neng HK	Designated investors participating in the A Share New Issue (Revised Proposal)* (i.e. Designated Investors excluding Huaneng Group)	Public	Public	Total
	(A Shares)	(H Shares)	(A Shares)	(A Shares)	(H Shares)

Number of Shares held as at the date of this announcement	6,121,786,667	20,000,000	—	2,878,213,333	3,035,383,440	12,055,383,440

% to the existing total issued share capital of the Company as at the date of this announcement	50.78%	0.17%	—	23.87%	25.18%	100%

Number of new H Shares/A Shares held	500,000,000	500,000,000	1,000,000,000	—	—	2,000,000,000

Number of Shares held immediately after completion of the New Issue (Revised Proposal)	6,621,786,667	520,000,000	—	3,878,213,333	3,035,383,440	14,055,383,440

% to the total issued enlarged share capital of the Company immediately after completion of the New Issue (Revised Proposal)	47.11%	3.70%	—	27.59%	21.60%	100%

	*	Assuming the designated investors do not hold any Shares of the Company and are independent third parties not connected to the Company and its connected persons.

7.	PURPOSES AND IMPACT OF THE NEW ISSUE (REVISED PROPOSAL)AND RISK FACTORS RELATING TO THE COMPANY
(Figures expressed in this paragraph are under the PRC GAAP)

	7.1	Purpose of the New Issue (Revised Proposal)

As a listed company whose shares are listed on the stock exchanges in Shanghai, Hong Kong and New York, the Company has since its establishment been dedicating to creating long-term, stable and growing returns for its shareholders and providing society with sufficient, reliable, environment-friendly power. Throughout the years, the Company has been insisting on the strategy of green-field development and acquisition. The Company has grown rapidly in its scale of installation capacity and total assets. By 31 December 2009, the equity-based installed capacity was 45,340MW and the controlled installed capacity 48,548MW. The total assets, on a consolidated basis, amounted to RMB193.997 billion and the total liabilities amounted to RMB145.280 billion. The contribution of equities to the owners of the parent company were RMB41.016 billion. For the year 2009, the operation income, on a consolidated basis, amounted to RMB79.742 billion and the net profit attributable to the parent company was RMB5.081 billion.

Guided by the Eleventh Five Year Plan for Energy Development and the Mid-Long-term Development Plan for Renewable Energy formulated by the State, HPI has actively adjusted its structure of power supply, increased its efficiencies, and identified up to the end of 2010 the realization of the strategic targets of having its power installation capacity to exceed 60 million KW; the controllable capacity in the coal supply at 50 million tons/year; the capability for storage, transportation and transit of coal at ports to exceed 40 million tons/year; the capability of marine transportation of coal to exceed 30 million tons/year. On aspect relating to rationalization of power supply structure, the Company has actively invested in the construction of clean energy projects. The Company has further expanded coal-fired power generators set with "a larger volume, higher parameters, higher efficiency and environmental friendly", to save energy, reduce emissions, lower environmental expenses and improve the operational efficiency. The construction and launching of these power projects are in line with the national energy strategy and industry plans. With the protection of the recently amended "Renewable Energy Law" and other laws and regulations, the Company will gradually form a diversified power generation asset structure which principally focuses on the coal-fired power and is complemented by new energy sources in order to realize sustainable development. On the other hand, the Company has made efforts to implement the strategy of "integrated storage and transportation for fuel coal" by investing into upstream coal assets, developing rail/port transportation links and building large storage and transportation bases along coastal areas. These projects will provide strong support to the power generation assets at the economically developed coastal region, and is conducive to lowering the operational risks due to the fluctuation in fuel cost and inadequacy in coal transportation, thereby realizing the synergy of the industrial chain.

With the continuing growth of the asset scale, the Company has gradually increased its gearing ratio, reaching 74.89% as at 31 December 2009. For purpose of adjusting its capital structure, lowering the gearing ratio and satisfying more appropriately the requirements of funds for the new construction projects, the Company proposes to offer the new A Share issue and the new H Share issue, in order to substantiate its capital strength, further expand the scale of the Company’s installation capacity, optimize the power-generating assets structure, enhance the profitability and core competitive strengths, realize sustainable development and reward the investing public with good performances.

7.2	Impact on the Company

After the fund raised from the New Issue (Revised Proposal) is available, the Company’s capital on equity basis will be increased, the cash flow will be re-inforced, the financial situation will be improved significantly, its asset/liability structure will be rationalized, its earning power will be further upgraded and hence its competitive edge as a whole will be strengthened. The impacts of the new issue on the financial position, profitability, cash flow and liabilities are detailed as follows:

	(1)	Impact on the financial position

With the completion of the New Issue (Revised Proposal), the capital on equity basis will be increased, the cash flow will be strengthened rapidly while the gearing ratio will be lowered. Also, as the loans from the financial institutions will be repaid, the gearing ratio will be further lowered. This will help reduce the Company’s financial risks.

	(2)	Impact on profitability

Pursuant to the newly amended "Renewable Energy Law", the State will implement a full-amount protective acquisition system in relation to renewable power generation. This will give support and assurance to the profitability of the four wind power projects in which the proceeds of the New Issue (Revised Proposal) will invest. On the other hand, the expansion projects of the four coal-fired power generation plants in which the proceeds of the new issue will invest will reinforce the Company’s competitive edge in terms of the scale of the installation capacity in the economically developed areas along the coast, the coal affluent areas or power loading centres. Benefited from the relatively high operational efficiency and the integration of the industrial chain of coal-electricity power, the profitability of the Company is expected to further increase.

Also, as the projects are being implemented with the funds raised out of the new issue, the power generation structure of the Company will be further optimized. This will help enhance the consistency of the Company’s profits.

	(3)	Impact on cash flow

After the completion of the New Issue (Revised Proposal), the cash inflow from the fund-raising activities will be greatly increased. This will have favourable impacts on ensuring a smooth commencement of its projects as well as sustainable development of the Company.

	(4)	Impact on the Company’s liabilities

As at 31 December 2009, the gearing ratio of the Company was approximately 74.89%. Assuming the proceeds from the issue of the new A Shares and the issue of the new H Shares amounted to RMB10.419 billion (Note 7) and the funds raised will be used to repay the loan of RMB2.1 billion to financial institutions as planned, the Company’s gearing ratio will be decreased to approximately 70.77%. Therefore, the New Issue (Revised Proposal) can enhance the assets/liabilities structure of the Company, which is conducive to minimising the financial risks of the Company.

Note 7:
Based on issuing 1,500 million A Shares at the lowest subscription price of RMB5.57, and the 500 million H Shares at the issuing price of HK$4.73, at the middle range of the conversion rate as announced by The People’s Bank of China on 26 July 2010, i.e. HK$1 = RMB0.87256.

7.3	Risk Factors relating to the Company

	(1)	Business and Operational Risks

(i) Risk due to the fluctuation of macroeconomic environment and decrease of power demand

The performance of the power industry is closely related to the macroeconomy and economic lifecycle. The top-down cycle will directly reduce the power demand from industrial production and domestic use and intensify the competition between power plants. This will have a relatively major impact on the development of the power industry.

Affected by the global and domestic economic environment, the power demand of China decreased in 2008. In 2009, there has been an increase in the power consumption but the pace of which was relatively slow. Coupled with the relatively faster growth rate in the scale of the generation installation capacity across the nation, the supply-demand landscape of the power market has changed. Given that the trend of China’s economy is still unstable and is subject to volatility and imbalance, if the growth of the economy slows down or slackens, there exists a risk of a decrease in power demand and a reduction of utilization hours of the power equipments. These may have negative impacts on the operation of the Company.

(ii) Risk from rise in coal price

In 2008, with the substantial increase of the coal price, the profitability across the power industry has weakened significantly has generally suffered loss. Since the second half of 2009, the power demand has rapidly accelerated. Due to the limited supply in coal, the supply and demand for coal and power becomes tense and the coal price continues to increase. It is expected that the supply and demand for coal in the future remains tense while the coal price remains to be at high level. As currently the generating units of the Company comprises mainly the coal-fired generating units, therefore the main risk factor encountered by the Company remains to be the uncertainty and the volatility of the upstream coal market.

(2)	Financial Risks

The power industry is capital-intensive. The construction of power plants features massive capital investments and a long construction period. Huge amount of capital investment are required for the Company to expand its operational scale and maintenance and renovation of its equipment. With the continuing expansion of the business structure and investment scale, the Company will therefore have an increasing demand for funds. Hence it will gradually increase the Company’s gearing ratio as well as its exposure to financial risks.

(3)	Political Risks

	(i)	Policy Risk

Any change to the State’s macroeconomic policies or industrial policies may impact the operational environment of the Company. As the reform of the power industry is being implemented and intensified, the development and reform of the power industry is increasingly deepened. The government will continue to vary, supplement and perfect the existing policies and regulations governing the power industry. Any change of the applicable polices and regulations may affect the business of the Company and its profitability.

	(ii)	Environmental Policy Risk

China has continuously intensified its efforts in the environmental governance. With the rising environmental standards, the Company may have to pay more expenses for pollutant emission quota and the operation and maintenance of environmental facilities. These will increase the operational expenses of the Company.

(4)	Other Risks

	(i)	Risk of obtaining the approval for the New Issue (Revised Proposal)

The New Issue (Revised Proposal) is still pending for satisfactory fulfilment of a number of conditions precedent, including but not limited to the approvals from the general meeting and the class meetings with respect to the issue of new A Shares and the issue of new H Shares, the approval from the State-owned Asset Supervision and Administration Commission with respect to the matters concerning the state-owned assets issue arising out of the issue of new A Shares and the issue of new H Shares and the approval from the China Securities Regulatory Commission with respect to the issue of new A Shares and the issue of new H Shares. As at the date hereof, the above approvals have not yet been obtained. It is still uncertain whether and when the approvals can be obtained or granted. Therefore, there exists an uncertainty on whether or not the new issue can ultimately be carried out.

	(ii)	Risk of project development and benefit

The investment project of the Company may be negatively impacted by some uncontrollable factors, such as delay in completion of the projects, etc. which may not only affect the normal development and construction of the projects concerned, but also impact on the performance, financial conditions and development perspective of the Company.

In addition, for the purpose of this fund raising exercise, professional parties have been retained to carry out a detailed feasibility study. According to the feasibility study, all economic assessments of the projects are feasible. However, if there is any deviation in any of the factors under consideration in the feasibility study, or the occurrence of any substantial change at the time of the actual investments, it may lead to a material deviation in the analytical result. The actual results of the investment projects may deviate from the expected results.

8.	USE OF PROCEEDS

	8.1	An amount not exceeding RMB8.60 billion from the total proceeds of the New A Share Issue (Revised Proposal) is proposed to be used in the following projects:

No.	Projects	Installed capacity	Total Investment amount	Proposed maximum amount of proceeds to be invested
		(MW)	(in millions of RMB)	(in millions of RMB)

1.	Gansu Ganhehou Second Wind Power Plant Project	199.5	2,037	1,450

2.	Gansu Qiaowan Second Wind Power Plant Project	201	2,047	1,460

3.	Gansu Qiaowan Third Wind Power Plant Project (North)	101	1,050	750

4.	Huaneng Kangbao Wind Power (49.5MW) Phase I Project	49.5	525	370

5.	Jiangsu Huaneng Jinling Power Plant Phase II Project (closing down smaller coal-fired generation units and replacing by larger generation units)	1,000	5,160	220

6.	Huaneng Fuzhou Power Plant Phase III (Unit No.5) Expansion Project	600	2,870	1,790

7.	Huaneng Pingliang Power Plant Phase II Expansion Project	2 x 600	4,350	260

8.	Hunan Huaneng Yueyang Power Plant Phase III Project (closing down smaller coal-fired generation units and replacing by larger generation units)	600	2,536	200

9.	Repayment of loans to financial institutions	—	—	2,100

If the Company has already used its internal fund or funds obtained from banks in the investment of part of the projects before the proceeds from this fund raising exercise becomes available, then the proceeds of the New A Share Issue (Revised Proposal), when available, will be used to repay relevant bank loans. If the actual amount of the proceeds raised (after deducting the issuing expenses) is insufficient to satisfy the investment needs of the above projects, the deficiency shall be made up by bank loans or internal funds or other methods by the Company. If the actual amount of the proceeds raised is more than the aggregate of the investment requirements of the above projects, the surplus shall be used to supplement the Company’s working capital.

8.2
The amount of the net proceeds from the New H Share Issue (Revised Proposal) (after deducting the issuing expenses) is planned to increase the capital of SinoSing Power (Pte) Limited, an off-shore company which is wholly-owned by the Company, for development of the overseas business.

9.	FUND RAISING IN THE PAST TWELVE MONTHS

The Company has not conducted any fund raising activities involving the issue of equity shares within the 12 months immediately prior to the date of this announcement.

10.	ACCUMULATED UNDISTRIBUTED EARNINGS

Following the completion of the New A Share Issue (Revised Proposal) and the New H Share Issue (Revised Proposal), the existing and new Shareholders of the Company shall be entitled to the accumulated undistributed earnings of the Company prior to the New Issue (Revised Proposal).

11.	AMENDMENTS TO THE ARTICLES OF ASSOCIATION CONSEQUENTIAL TO THE NEW ISSUE (REVISED PROPOSAL)

Consequential to the completion of the issue of new A Shares and new H Shares, the Company will make corresponding amendments to the Article of Association, including but not limited to, the amendment to Articles 15 and 19. Relevant resolution on the amendments to the Articles of Association had been approved by way of special resolution at the 2010 First Extraordinary General Meeting, the 2010 First Class Meeting for Holders of A Shares and the 2010 First Class Meeting for Holders of H Shares on 16 March 2010. Mr. Huang Long (Director) and Mr. Liu Guoyue (Director) are authorised to implement the amendments following completion of the issue of new A Shares and new H Shares and the amendments will become effective after the Company has obtained approval from the CSRC in respect of the New Issue (Revised Proposal) and the approval from the relevant government authorities in the PRC is obtained.

12.	APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER UNDER HONG KONG LISTING RULES

According to the Hong Kong Listing Rules, the Independent Board Committee will advise the Independent Shareholders in connection with the adjustments to the New Issue (Revised Proposal) and the New Issue Connected Transactions (including the Subscription Agreements). Pursuant to Rules 14A.21 and 13.39(6)(b) of the Hong Kong Listing Rules, an independent financial adviser will be appointed by the Company to make recommendations to the Independent Board Committee and Independent Shareholders as to whether the terms of the New Issue (Revised Proposal) and the New Issue Connected Transactions are fair and reasonable and whether the New Issue (Revised Proposal) and the New Issue Connected Transactions are in the interests of the Company and the shareholders as a whole and to advise the Independent Shareholders on how to vote.

13.	EGM AND CLASS MEETINGS

The issue of new A Shares and new H Shares pursuant to the New Issue (Revised proposal) will constitute a variation of class rights of the holders of A Shares and the holders of H Shares under the Articles of Association. Pursuant to the Articles of Association and Rule 19A.38 of the Hong Kong Listing Rules, the New issue (Revised Proposal) is subject to approvals of Independent Shareholders by way of special resolutions at a general meeting and separate class meetings. As the transactions contemplated by the New Issue Connected Transactions constitute connected transactions to the Company, the New Issue Connected Transactions are also subject to the obtaining of the approval from Independent Shareholders pursuant to Rule 14A.18 of the Hong Kong Listing Rules. Huaneng Group, Hua Neng HK and their associates will in respect of the relevant resolutions abstain from voting at the EGM to be convened for the purpose of, among other things, approving the issue of new A Shares and H Shares pursuant to the New Issue (Revised Proposal) and the New Issue Connected Transactions. Likewise, Huaneng Group, Hua Neng HK and their respective associates will also in respect of the relevant resolutions abstain from voting at the respective class meetings for holders of A Shares and H Shares to be convened for the purpose of, among other things, approving the to the New Issue (Revised Proposal) and the New Issue Connected Transactions. On obtaining the approvals to the New Issue (Revised Proposal) and the New Issue Connected Transactions at the EGM and the Class Meetings, the New Issue (Revised Proposal) and the New Issue Connected Transactions shall supersede the New Issue (Original Proposal) and the New Issue Connected Transactions prior to the adjustments passed at the 2010 First Extraordinary General Meeting, the 2010 First Class Meeting for Holders of A Shares and the 2010 First Class Meeting for Holders of H Shares.

The Company will convene an EGM and Class Meetings on 10 September 2010 to consider, among other things, the approval of the New Issue (Revised Proposal) and the New Issue Connected Transactions (including the Subscription Agreements). The voting at such meetings will be taken by poll and the Company will make an announcement of the poll results. Huaneng Group, Hua Neng HK and their respective associates (holding an aggregate of 6,141,786,667 shares in the Company, representing approximately 50.95% of the total issued shares of the Company as at the date of this announcement) will abstain from voting at the EGM and Class Meetings in respect of the special resolutions to approve, among other things, the New Issue (Revised Proposal) and the New Issue Connected Transactions (including the Subscription Agreements). The notices of the EGM and H Share Class Meeting are issued on 27 July 2010. Circular giving further information relevant to the New Issue (Revised Proposal) and the New Issue Connected Transactions and containing the advice of the independent financial adviser appointed by the Company to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the New Issue (Revised Proposal) and the New Issue Connected Transactions are fair and reasonable and whether the New Issue (Revised Proposal) and the New Issue Connected Transactions are in the interests of the Company and the Shareholders as a whole, to advise the Independent Shareholders on how to vote and the recommendations from the Independent Directors are expected to be despatched to Shareholders on or before 16 August 2010.

The Directors are of the view that the Subscription Agreements were entered into: (i) on normal commercial terms (on arm’s length terms or on terms no less favourable than those obtained from independent third party); (ii) on terms that are fair and reasonable; and (iii) the Subscription Agreements are in the interests of the Company and its shareholders as a whole.

WARNING: The New Issue (Revised Proposal) is a possibility only. Completion of the New Issue (Revised Proposal) is conditional upon the fulfillment of certain conditions under the Subscription Agreements as mentioned above. Accordingly, the Subscription Agreements may or may not be completed and the New Issue (Revised Proposal) may or may not proceed. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the securities of the Company.

The New A Share Issue (Revised Proposal) and the New H Share Issue (Revised Proposal) are inter-conditional upon each other, i.e. they will not be implemented if the approvals by the general meeting, class meetings and the CSRC cannot be obtained or the relevant government authorities have declined to grant their approvals to the matters relating to either the New A Share Issue (Revised Proposal) or the New H Share Issue (Revised Proposal).

14.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"A Share(s)"	the listed domestic shares in the ordinary share capital of the Company, with a par value of RMB1.00 each in the capital of the Company;

"Articles of Association"	the articles of association of the Company;

"associates"	has the meaning ascribed thereto under the Hong Kong Listing Rules;

"Board"	the board of directors of the Company;

"China" or "PRC"	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan;

"Class Meetings"
the class meeting for holders of A Shares and the class meeting for holders of H Shares to be held on 10 September 2010 for the purpose of approving, among other things, the New Issue (Revised Proposal) and the New Issue Connected Transactions;

"Company", "HPI"	Huaneng Power International, Inc.;

"connected person(s)"	has the meaning ascribed thereto under the Hong Kong Listing Rules;

"CSRC"	the China Securities Regulatory Commission;

"Directors"	the directors (including independent non-executive directors) of the Company;

"EGM"
the extraordinary general meeting of the Company to be convened and held on 10 September 2010 for the purpose of approving, among other things, the New Issue (Revised Proposal) and the New Issue Connected Transactions;

"H Share(s)"	the overseas listed foreign invested shares in the ordinary share capital of the Company, with a par value of RMB1.00 each in the capital of the Company;

"HIPDC"	Huaneng International Power Development Corporation;

"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;

"Hong Kong"	Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

"Hua Neng HK"	China Hua Neng Group H.K. Ltd.;

"Huaneng Group"	China Huaneng Group;

"Independent Board Committee"
a committee of the Board established for the purpose of considering the New Issue (Revised Proposal) and the New Issue Connected Transactions (including the Subscription Agreements), comprising independent non-executive Directors who are independent of the New Issue (Revised Proposal) and the New Issue Connected Transactions;

"Independent Shareholders"	shareholders of the Company other than Huaneng Group, Hua Neng HK and their respective associates;

"New A Share Issue (Original Proposal)"	the placing of not exceeding 1.2 billion new A Shares of the Company to not more than 10 designated investors including Huaneng Group;

"New A Share Issue (Revised Proposal)"	the placing of not exceeding 1.5 billion new A Shares of the Company to not more than 10 designated investors including Huaneng Group;

"New H Share Issue (Original Proposal)"	the placing of not exceeding 400 million new H Shares of the Company to Hua Neng HK;

"New H Share Issue (Revised Proposal)"	the placing of not exceeding 500 million new H Shares of the Company to Hua Neng HK;

"New Issue (Original Proposal)"	collectively the New H Share Issue (Original Proposal) and the New A Share Issue (Original Proposal);

"New Issue (Revised Proposal)"	collectively, the New H Share Issue (Revised Proposal) and the New A Share Issue (Revised Proposal);

"New Issue Connected Transactions"
collectively, the placing of new A Shares to Huaneng Group under the New A Share Issue (Revised Proposal) pursuant to the Original A Shares Subscription Agreement and the Supplemental Agreement to the A Shares Subscription Agreement, and the placing of new H Shares to Hua Neng HK under the New H Share Issue (Revised Proposal) pursuant to the Original H Shares Subscription Agreement and the Supplemental Agreement to the H Shares Subscription Agreement;

"Original A Shares Subscription Agreement"	the "A Shares subscription agreement of Huaneng Power International, Inc. and China Huaneng Group" signed on 15 January 2010 between the Company and Huaneng Group;

"Original H Shares Subscription Agreement"	the "H Shares subscription agreement of Huaneng Power International, Inc. and China Hua Neng Group H.K. Ltd." signed on 15 January 2010 between the Company and Hua Neng HK;

"Price Determination Date"	27 July 2010;

"RMB"	Renminbi, the lawful currency of the PRC;

"Shanghai Listing Rules"	the Listing Rules of the Shanghai Stock Exchange;

"Shanghai Stock Exchange"	Shanghai Stock Exchange;

"Share(s)"	share(s) with a per value of RMB1.00 each in the capital of the Company, including A Shares and H Shares;

"Shareholder(s)"	the shareholders of the Company;

"Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Subscription Agreements"
collectively, the Original H Shares Subscription Agreement, the Supplemental Agreement to the H Shares Subscription Agreement, the Original A Shares Subscription Agreement and the Supplemental Agreement to the A Shares Subscription Agreement;

"Supplemental Agreement to the A Shares Subscription Agreement"	the "Supplemental Agreement to the A Shares Subscription Agreement of Huaneng Power International, Inc. and China Huaneng Group" signed on 26 July 2010 between the Company and Huaneng Group;

"Supplemental Agreement to the H Shares Subscription Agreement"
the "Supplemental Agreement to the H Shares Subscription Agreement of Huaneng Power International, Inc. and China Hua Neng Group H.K. Ltd." signed on 26 July 2010 between the Company and Hua Neng NK; and

"trading day"
with respect to A Shares, means a day on which the Shanghai Stock Exchange is open for dealing or trading in securities, and with respect to H Shares, means a day on which the Stock Exchange is open for dealing or trading in securities.

All amounts in RMB have been translated in HK$ at the rate of HK$1.00=RMB0.87256 in this announcement for illustration purpose. No representation is made that any amounts in RMB or HK$ have been, could have been or could be converted at the above rate or at any other rates at all. Certain figures expressed in this announcement are the direct aggregation of the relevant figures. There may be slight variation due to the rounding up or down of the last digit.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
27 July 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

	Name:	Gu Biquan
	Title:	Company Secretary

Date:    July 27, 2010